Integrated Wellness Acquisition Corp

148 N Main Street

Florida, NY 10921

December 6, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Todd Schiffman

Re:	Integrated Wellness Acquisition Corp

Registration Statement on Form S-1, as amended

Filed November 3, 2021

File No. 333-260713

Dear Mr. Schiffman:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Integrated Wellness Acquisition Corp hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. EST on Wednesday, December 8, 2021, or as soon as thereafter practicable.

Very truly yours,

/s/ Steven Schapera
Name: Steven Schapera
Title: Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP

Katten Muchin Rosenman LLP